07005878

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adamson Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 West Passaic Street
(No. and Street)

Rochelle Park, NJ 07662
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Altahwi 201-518-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merendien, P.C. Certified Public Accountants
(Name – if individual, state last, first, middle name)

3625 Quakerbridge Road, Hamilton NJ 08619
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

NB 3/27

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
213

MM

OATH OR AFFIRMATION

I, Andy Altahwi, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Adamson Brothers Inc., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILLIAN DENARSKI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/18/2011

Sworn to and subscribed before me this 28 day of Feb. 2007

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To The Stockholder
Adamson Brothers, Inc.

We have audited the accompanying statement of financial condition of Adamson Brothers, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adamson Brothers, Inc. as of December 31, 2006, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2007

Mercadien, P.C.
Certified Public Accountants

PENNSYLVANIA OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

ADAMSON BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 241,461
Due from Stockholder	141,600
Deferred tax assets, net	27,500
Deposits with clearing organization	63,010
Receivable from clearing organization	3,250
Other assets	72,444
Total Assets	$ 549,265

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Line of credit	$ 50,000
Accounts payable and accrued expenses	39,254
Total Liabilities	89,254
Stockholder's Equity	
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	727,955
Accumulated deficit	(267,944)
Total Stockholder's Equity	460,011
Total Liabilities and Stockholder's Equity	$ 549,265

See notes to financial statements.

ADAMSON BROTHERS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Revenues	
Commissions and fees	$ 540,385
Mortgage banking revenues	1,093,061
Other income	95,933
Total revenue	1,729,379
Operating expenses	
Compensation and benefits	310,652
Mortgage banking expenses	833,569
Commissions and floor brokerage	69,276
Regulatory fees and expenses	12,979
Mortgage banking revenues	46,203
Occupancy and equipment rental	176,534
Interest	4,636
General and administrative	467,449
Total operating expenses	1,921,298
Loss before credit for income taxes	(191,919)
Credit for income taxes	20,568
Net loss	$ (171,351)

See notes to financial statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2006	10	$ -	$ 226,455	$ (96,593)	$ 129,862
Capital contributions	-	-	501,500	-	501,500
Net loss	-	-	-	(171,351)	(171,351)
Balance, December 31, 2006	10	$ -	$ 727,955	$ (267,944)	$ 460,011

See notes to financial statements.

ADAMSON BROTHERS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net loss	$ (171,351)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	27,858
Gain on sale of property and equipment	1,937
Deferred tax benefit	(6,619)
Changes in assets and liabilities	
Deposits with clearing organization	32,778
Receivable from clearing organization	6,327
Other assets	(27,156)
Accounts payable and accrued expenses	(6,023)
Net cash used in operating activities	(142,249)
Cash Flows used in Investing Activities	
Purchase of equipment	(14,552)
Cash Flows from Financing Activities	
Repayment of line of credit, net	(1,038)
Increase in due from Stockholder	(141,600)
Capital contributions	501,500
Net cash provided by financing activities	358,862
Net increase in cash	202,061
Cash, beginning of year	39,400
Cash, end of year	$ 241,461
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for	
Interest	$ 4,636
Taxes	$ 4,601

See notes to financial statements.

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

ADAMSON BROTHERS, INC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. The Company received approval from the SEC to commence brokerage operations on October 9, 1999. The Company is licensed as a First Mortgage Lender/Broker in California, Connecticut and New Jersey and also provides investment banking services.

The Company has an agreement with another broker-dealer to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported related amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions and Valuations

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using the straight-line method.

Revenue Recognition

Nonrefundable mortgage application fees are recognized upon completion of application processing. Other loan origination and processing income and broker fee income is recognized when the loan closes.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to $213,930 for the year ended December 31, 2006. During 2006, the Company incurred advertising costs of $143,700 to a company owned by the sole stockholder.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital ratio exceeds 10 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $218,467, which exceeded its requirements of $5,950 by $212,517. The Company's net capital ratio was .41 to 1 at December 31, 2006.

C. INCOME TAXES

The provision (credit) for income taxes consists of the following:

Current	
Federal	$ (18,550)
State	4,601
Total Current	(13,949)
Deferred	
Federal	(4,279)
State	(2,340)
Total Deferred	(6,619)
Total	$ (20,568)

The provision (credit) for income taxes includes an adjustment for over- or under accruals from prior years.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	$ 61,235
Deferred tax liabilities	(720)
Valuation allowance	(33,015)
Deferred tax assets, net	$ 27,500

C. INCOME TAXES (CONTINUED)

At December 31, 2006, deferred tax assets resulted from temporary differences attributable to net operating loss carryforwards, and deferred tax liabilities resulted from temporary differences primarily attributable to depreciation. At December 31, 2006, the Company had $186,937 and $291,056 of federal and state net operating loss carryforwards which will expire in 2025 and 2026, and 2012 and 2013, respectively. A valuation allowance of $33,015 has been established to reduce the net deferred tax asset to an amount that more likely than not will be realized as of December 31, 2006.

D. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event that specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under those indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements, and it has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

E. PROPERTY AND EQUIPMENT

The carrying value of property and equipment has been included in other assets as of December 31, 2006, and consists of the following:

Computer equipment	$ 138,896
Furniture and fixtures	49,896
Leasehold improvements	18,708
	207,500
Less accumulated depreciation and amortization	184,099
Total	$ 23,401

Depreciation expense charged to operations was $27,858 for the year ended December 31, 2006.

F. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from other brokers. The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

F. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of approximately $1,091,612 during December 2006.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

G. CREDIT FACILITY

The Company maintains an unsecured line of credit with a financial institution. Maximum borrowings under the agreement are $50,000. The agreement provides for interest at the prime rate plus 1%, and borrowings are payable on demand. Prime rate as of December 31, 2006, was 8.25%.

H. LEASE COMMITMENTS

The Company leases its office space from a company partially owned by the sole stockholder. Effective November 1, 2006, a formal lease agreement was executed for a sixty-month period at $8,000 per month. The Company also leases various equipment and vehicles under non-cancelable leases.

The following is a schedule of future minimum lease payments that have remaining lease terms in excess of one year as of December 31, 2006:

Year Ended December 31,	
2007	$ 121,163
2008	116,968
2009	96,000
2010	96,000
2011	96,000
Total minimum future rental payments	$ 526,131

Rent expense was $159,508 for the year ended December 31, 2006, which includes $112,700 paid to the related party.

ADAMSON BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS

I. RELATED PARTY TRANSACTIONS

The Company advertises on a television network and website owned by Dandana, LLC, a related party owned by the stockholder of the Company. Amounts paid to and on behalf of Dandana, LLC and included in "general and administrative" expenses were $143,700 for the year ended December 31, 2006.

The Company leases its administrative office from Adamson Properties, LLC, a related party owned partially by the stockholder of the Company. Amounts paid to and on behalf of Adamson Properties, LLC were $112,700 and $21,480 and are included in "occupancy and equipment rental" and "general and administrative" expenses, respectively, for the year ended December 31, 2006.

As of December 31, 2006, the stockholder owed the Company $141,600 with payment due on demand.

SUPPLEMENTARY INFORMATION

ADAMSON BROTHERS, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2006

Stockholders' equity	$ 460,011
Deductions: Non-allowable assets	
Other assets	72,444
Deferred tax assets, net	27,500
Due from stockholder	141,600
Non-allowable assets	241,544
Net capital	$ 218,467
Aggregate indebtedness - total liabilities	$ 89,254
Computation of basic net capital requirement	
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,950
Net capital in excess of minimum requirement	$ 212,517
Ratio of aggregate indebtedness to net capital	.41 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2006.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 257,948
Audit adjustments, (net)	
Balance sheet reclassification	(20,881)
Statement of operation changes, accrued expenses audit adjustment	(25,831)
Statement of operation changes, asset audit adjustment	8,000
Other adjustment	(769)
Net capital per above	$ 218,467
Aggregate indebtedness as reported in the Company's Part IIA (unaudited) FOCUS report	$ 42,542
Increase in aggregate indebtedness resulting from:	
Accrued expense audit adjustment	25,831
Balance sheet reclassification	20,881
Aggregate indebtedness per above	$ 89,254

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Stockholder
Adamson Brothers, Inc.

In planning and performing our audit of the financial statements of Adamson Brothers, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures as we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the Company's practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com
OVER 40 YEARS OF SERVICE TO THE COMMUNITY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition under which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, at December 31, 2006, the Company's practices and procedures were adequate to meet the SEC's objectives.

This report recognizes that it is not practical in an organization of the Company's size to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Company's stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

February 28, 2007

END